September 24, 2009
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3030
Washington, DC 20549

Attn:	Mr. Kevin L. Vaughn, Accounting Branch Chief Ms. Tara Harkins, Staff Accountant

Re:	Skyworks Solutions, Inc. Form 8-K Dated September 9, 2009 File No. 001-05560
Ladies and Gentlemen:
     Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated September 16, 2009 from Kevin L. Vaughn of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Donald W. Palette, Chief Financial Officer of Skyworks. Responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, your comments are reproduced in italics and the Company’s responses are set forth below such comment in standard type.
     The Company’s response is as follows:
Form 8-K dated September 9, 2009
1.	We note that you have provided a forward-looking non-GAAP financial measure of non-GAAP diluted EPS. However, we do not see where you have provided a reconciliation of this forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any

United States Securities And Exchange Commission
September 24, 2009

forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to Regulation G.

2.	Response: With respect to all future disclosures of material information containing a forward-looking non-GAAP financial measure, the Company will provide reconciling information to the most directly comparable GAAP financial measure to the extent that it is available without unreasonable effort, as well as any other information required by Regulation G.
Closing
In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you require additional information, please telephone the undersigned at 781-376-3026 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3099.

Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer

cc:	Wilmer Cutler Pickering Hale and Dorr LLP David E. Redlick, Esq. Peter N. Handrinos, Esq.